List of Subsidiaries
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The Bauer Partnership, Inc. (Delaware corporation)

The Bauer Partnership, Ltd. (UK Ltd. company)

Bauer Capital Management, Ltd. (BVI corporation)

Bauer Windjammer Resort & Spa (Bahamas) Ltd.

Bauer Realty Corporation (Mauritius IBC)